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Exhibit 99(d)(10)

MDCP ACQUISITIONS PLC
c/o Madison Dearborn Partners, LLC
70 W. Madison Street
Suite 3800
Chicago, IL 60602

         July 4, 2002

        PERSONAL AND CONFIDENTIAL

Gary McGann
Cherryfield
Stonehouse
Donnybrook
Dublin 4

Dear Gary:

        On behalf of MDCP Acquisitions plc, a public limited company formed under the laws of Ireland ("Topco"), I am pleased to offer to you the following terms and conditions of employment by Jefferson Smurfit Group plc ("JSG").

1.
In the event that a take-over offer by MDCP Acquisitions I for all of the issued and to be issued share capital of JSG becomes or is declared to be unconditional in all respects (the "Closing"), you will remain employed as the chief operations officer and chief executive officer designate of JSG through October 31, 2002 on the same terms and conditions upon which you are currently employed. In the event that the Closing occurs, effective as of the Effective Date, you will be employed by JSG on the terms and conditions set forth in this letter agreement and will become the chief executive officer of Topco and its subsidiaries. In your capacity as chief executive officer, you shall report to the Board and discharge all normal responsibilities of a chief executive officer and make recommendations to Topco's Board of Directors (the "Board") for capital expenditures, investments and divestitures in excess of €5,000,000. As long as you remain employed by Topco or one of its subsidiaries, you shall devote substantially all of your business time and attention to Topco and its subsidiaries and use your best efforts in furtherance of your responsibilities for Topco and its subsidiaries; provided that, with the prior consent of the Board, you shall be entitled to serve on the board of directors of up to two companies or organizations as long as such service does not materially interfere with your obligations to Topco and its subsidiaries and you may act as the president of the Irish Business Employers Confederation.

2.
Effective as of the Effective Date, your base salary will be €764,400 per annum, paid in equal installments in accordance with JSG's payroll practices. Your base salary is subject to increase from time to time at the sole discretion of the Board. All remuneration or payments payable to you pursuant to this paragraph 2 or otherwise shall be subject to such tax and other statutory deductions as are required to be deducted at source and remitted to the appropriate revenue authorities.

3.
Subject to paragraph 4 below, all senior executive employee benefit plans of JSG and its subsidiaries in place as of the date of this letter, including the JSG management incentive plan (the "MIP"), will remain in place after the Closing on substantially the same terms as present (with the MIP adjusted, however, for the increased debt for the Company and its subsidiaries, as confirmed by the Company's auditors, and to reflect performance criteria other than earnings per share); provided that the MIP will provide that as long as you remain the chief executive officer of Topco and its subsidiaries, your bonus under the MIP for each of 2003, 2004, 2005 and 2006 shall be 60% of your base salary for such year and you shall be eligible for a bonus of up to 40% of your base salary for such year based upon achievement of certain performance targets to be determined by the Board or its compensation committee. You will be paid your MIP bonus for 2002 at some point between December 15, 2002 and December 30, 2002. You shall continue to be entitled to a pension of two thirds final salary at age 62 and, accordingly, appropriate annual employer contributions shall be made to the relevant Plan on your behalf. It is recognized that there is an existing shortfall in the funding of your Pension Plan not in excess of €952,000 and it is agreed this shortfall will be funded during this financial year by a one-time employer contribution to the Plan. Moreover, you will be entitled to (a) 30 days' vacation annually (exclusive of public holidays), (b) use of a leased automobile paid for by a Group Company (which automobile shall be the current model used by you or an equivalent, renewed every four years, together with tax, insurance, operating and maintenance costs), (c) reimbursement of expenses, properly vouched in accordance with Group Company policies, (d) business class travel (first class travel, where appropriate), and (e) membership at The K Club and two other golf or similar clubs selected by you. In addition, for as long as you are the chief executive officer, you will provide services at the headquarters for the Group Companies in Dublin, Ireland, subject to frequent temporary travel overseas. Each of these employee benefit plans will ultimately be subject to the supervision and periodic review of the Board or its compensation committee; provided that your benefit package in the aggregate shall not be decreased.

4.
Notwithstanding paragraph 3 foregoing, all PSPs, LTIPs, SAYE Schemes, phantom stock plans, option plans and other equity based incentive plans of JSG and its subsidiaries will be terminated forthwith upon or as soon as possible after the Closing in accordance with their terms.

5.
As long as you remain employed as the chief executive officer of Topco and its subsidiaries and prior to an initial public offering, investment funds controlled by or under common control with Madison Dearborn Partners LLC ("MDP") will cast all of its votes in favor of your appointment and/or re-election to the Board.

6.
You agree that Topco or JSG may terminate your employment at any time with or without cause upon 360 days prior notice. If your employment is terminated by Topco or JSG other than as a result of death, total and permanent disability or cause, you will be entitled to receive as severance a payment for the two-year period from the date of termination (the "Severance Period") an amount equal to the sum of (a) your annual salary as of the date of termination, plus (b) the highest annual bonus for the most recent three years, plus (c) the regular pension contributions made by JSG or its subsidiaries in respect of your annual salary, plus (d) the cash value of any perks or benefits to which you are entitled as a result of your employment (other than participation in equity-like incentive schemes); provided that Topco may, without prior notice, terminate your employment, in which case the Severance Period shall be the three-year period from the date of termination and severance payment shall be calculated with reference to such payment. Such severance shall be payable to you in a lump sum within 30 days following the date of termination of your employment. As a pre-condition to receiving any such severance payments and as a material term of this agreement, you agree that you will execute a mutually acceptable and complete release in favor of Topco, JSG and their affiliates (including, without limitation, a full and final settlement, discharge and waiver of all rights under law (including but not limited to statutory, contractual and other common law rights) with respect to your employment and/or the termination of your employment and/or such payment upon any termination in which you are entitled to severance). The rights under this paragraph shall be in replacement of, rather than in addition to, any rights that you may have under law (including, without limitation, payment in lieu of notice).

7.
Topco understands that you are party to a "two-year" letter, a copy of which is attached hereto as Exhibit A which provides that if within one year after a Relevant Event (as defined therein), your employment with JSG or its subsidiaries is voluntarily terminated or involuntarily terminated without just cause, you are entitled to receive two years' Remuneration (as defined therein). You agree that you hereby release and waive, without any claims or demands, all rights under such two-year letter in connection with a take-over offer by Topco or an affiliate thereof for all of the outstanding equity interests of JSG. As consideration for such release and waiver, in the event that the Closing occurs, Topco will enter into a new "two-year" letter with you in the form attached hereto as Exhibit B. In all cases where payment obligations are triggered pursuant to both paragraphs 6 and 7, you shall be entitled to the greater of the amounts payable to you pursuant to paragraphs 6 and 7 hereof, but in no event shall you be entitled to payments pursuant both paragraphs 6 and 7.

8.
When used herein and when to be used in the new two-year letter, "cause" shall mean (a) the commission of actual or attempted fraud, embezzlement, theft, misappropriation, serious misconduct or gross default by you against or in respect of a Group Company or your duties for a Group Company, which relates to a material amount or which results in a criminal conviction or settlement with criminal penalties or future restrictions or in material loss or damage to that Group Company or other Group Companies; (b) the refusal or failure by you to carry out your duties to a Group Company to a material degree, following a written warning that dismissal may result; (c) conviction of a crime in relation to the business or assets of a Group Company, which has, in the reasonable opinion of the Board, a material adverse effect upon any Group Company or its shareholders, other than (i) a violation of the Road Traffic Acts and (ii) a criminal matter in respect of which you have been indemnified by a Group Company and are entitled to indemnification, (d) knowing violation of the Foreign Corrupt Practices Act, or (e) material breach of a material, formal agreement in writing (other than this letter agreement) between you and Topco or the Group Company by which you are employed; provided that for the avoidance of doubt, the exclusion from this clause (e) of this letter agreement shall not exclude breach thereof from being deemed the basis for "cause" termination pursuant the provisions of any of clauses (a) through (d) of this paragraph 8. For the avoidance of doubt, the termination of your employment by a Group Company shall not be for Cause if it results wholly or mainly from (v) your death or disability, (w) your retirement on grounds of age or pursuant to an early retirement plan of the Group Company that employs you, (x) your voluntary resignation (unless you are subject to internal or external proceedings likely to lead to a termination for Cause at the time of such resignation), (y) your redundancy, or (z) the Group Company that employs you ceasing for any reason to be a Group Company. When used herein, "Group Companies" means Topco and each of its subsidiaries and Associated Companies and "Group Company" means any such company and "Associated Company" means any company having an Equity Share Capital (as defined in Section 155 of the Companies Act, 1963) of which not less than 20% in nominal value is beneficially owned by any Group Company.

9.
You agree that in the event that you (a) voluntarily terminate your employment with the Group Companies or (b) are terminated without cause, you shall not during the Restricted Period: (i) within the Restricted Area or any part thereof, carry on either directly or indirectly, on his own behalf or on behalf of any other person, firm, company or entity, any material business of the same or similar kind to that in which any of the Group Companies were materially engaged in the year preceding such termination, (ii) induce or attempt to induce any employee of any Group Company to leave the employ of the Group Companies, or in any way interfere with the relationship between any Group Company and any employee thereof and or (iii) call on, solicit the custom or business of or service any customer, supplier, licensee, licensor or other business relation of any Group Company in order to induce or attempt to induce such person or entity to cease doing or reduce the amount of business with any Group Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and any Group Company (including but not limited to making any negative statements or communications about any Group Company, or any employee, director or stockholder thereof). When used herein, (A) "Restricted Period" means the two-year period from the date of termination; provided that "Restricted Period" shall not include any period for which or with respect to which you are not receiving or did not receive severance payments or payments under your "two-year" letter in violation of this letter agreement or such "two-year" letter, and (B) "Restricted Area" means any area of the world where any Group Company conducted a material portion of its business in the twelve-month period immediately preceding your termination date. The restrictions contained in this paragraph 9 shall not restrict you from passively owning not more than 1% of the outstanding equity securities of a publicly traded company that competes with the Group Companies.

10.
You agree that all trade secrets, confidential operations, processes or dealings, or any information concerning the organization, business, finances, transactions and affairs, other than information that becomes publicly available other than through breach of this provision by you, shall be kept confidential both during the term of this letter agreement and thereafter. All notes, memoranda, reports and information compiled by you during your employment (in whatever form compiled) regarding the business, affairs and operations of the Group Companies shall be and at all times remain the property of the Group Companies.

11.
Subject to paragraph 12 below, upon execution of this letter agreement by each party hereto, this letter agreement shall be binding and enforceable upon each party hereto. In the event that the Closing occurs, this letter agreement shall, effective as of the date of the Closing, amend and supersede any other agreement(s) with JSG and/or any of its subsidiaries regarding the subject matter hereof to which you are a party; provided that your employment hereunder by JSG shall be deemed to be continuous with your previous employment with JSG.

12.
Notwithstanding anything else to the contrary set forth herein, in the event that the Closing does not occur, this letter agreement shall terminate without obligation or liability to either party hereto.

13.
Topco shall procure that JSG shall satisfy each of its obligations hereunder from and after the Closing.

14.
This letter agreement may be executed in multiple counterparts (including by facsimile), each of which shall constitute one and the same original. This letter agreement shall be construed in accordance with the internal laws of the Republic of Ireland.

MDCP ACQUISITIONS PLC
	By:	/s/ THOMAS S. SOULELES
	Its:	Director
Acknowledged and Accepted: /s/ GARY MCGANN Gary McGann

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  Exhibit 99(d)(10)
MDCP ACQUISITIONS PLC c/o Madison Dearborn Partners, LLC 70 W. Madison Street Suite 3800 Chicago, IL 60602